October 10, 2012

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Responses to the Securities and Exchange Commission Staff Comments dated September 24, 2012, regarding Zodiac Exploration Inc. (the “Company”) Form 40-F for Fiscal Year Ended September 30, 2011
File No. 1-35201

Dear Ms. Parker:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated September 24, 2012 letter regarding the above-referenced Form 40-F. For your convenience, the staff’s comment is included below and precedes our response.

Our response is as follows:

Form 40F for the Fiscal Year Ended September 30, 2011

Statement of Reserves Data and Other Oil & Gas Information, Page 17

STAFF COMMENT

We note your statement that you wish to incorporate by reference a “statement of reserves data and other oil and gas information in Form 51-101F1 and the corresponding report of management and the directors on oil and gas disclosure in Form 51-101F3 for the year ended September 30, 2011, which you filed pursuant to Canadian law. Please revise your Form 40-F to include this information. You may not incorporate by reference documents filed in other jurisdictions. See General Instruction B(5) to Form 40-F.

Response

The Company’s annual report filed with the Commission for the year ended September 30, 2011 was filed on Form 40-F pursuant to the multi-jurisdictional disclosure system. Form 40-F permits the Company to satisfy much of its disclosure obligation by filing, as exhibits to its Form 40-F, the Company’s Canadian annual filings. As a result, the Company’s exhibits to the above-referenced Form 40-F for the year ended September 30, 2011, contains a reference to previously filed Canadian documents. The Company undertakes in the future to include reference to United States filings in each instance where documents are incorporated by reference into its filings.

The Company hereby acknowledges:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws in the United States.

We affirm the aforementioned statements.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 403-444-7848.

Sincerely,

/s/Howard Blacker
Howard Blacker
Chief Financial Officer
Zodiac Exploration Inc.